UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Virtus Investment Partners, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92828Q 109

(CUSIP Number of Class of Securities)

Mark S. Flynn, Esq.

Executive Vice President, General Counsel and Secretary

100 Pearl Street

Hartford, Connecticut 06103

(800) 248-7971

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With a copy to:

Eric Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$75,000,000.00	$7,552.50

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $75,000,000 in aggregate of up to 1,027,397 shares of common stock, $0.01 par value, at the minimum tender offer price of $73.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, equals $100.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,552.50	Filing Party: Virtus Investment Partners, Inc.
Form or Registration No.: Schedule TO	Date Filed: May 10, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Virtus Investment Partners, Inc., a Delaware corporation (“Virtus” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on May 10, 2016, as amended and supplemented by Amendment No. 1 filed with the SEC on May 27, 2016, as further amended and supplemented by Amendment No. 2 filed with the SEC on June 9, 2016 (as may be further supplemented or amended from time to time, the “Schedule TO”) in connection with the Company’s offer to purchase for cash shares of its common stock, par value $0.01 per share (the “Shares”), having an aggregate purchase price of up to $75,000,000, at a purchase price not greater than $82.50 nor less than $73.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO and the Offer to Purchase as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO and the Exhibits thereto.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On June 14, 2016, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 P.M., New York City time, on June 8, 2016. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

ITEM 12. Exhibits.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(C)	Press Release issued by Virtus Investment Partners on June 14, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRTUS INVESTMENT PARTNERS, INC.

By:	/s/ Michael A. Angerthal
Name:	Michael A. Angerthal
Title:	Chief Financial Officer

Date: June 14, 2016

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 10, 2016.*
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement.*
(a)(5)(A)	Press Release issued by Virtus Investment Partners on May 9, 2016.*
(a)(5)(B)	Press Release issued by Virtus Investment Partners on June 9, 2016.*
(a)(5)(C)	Press Release issued by Virtus Investment Partners on June 14, 2016.
(d)(1)	Investment and Contribution Agreement by and among Phoenix Investment Management Company, the Company, Harris Bankcorp, Inc. and The Phoenix Companies, Inc., dated as of October 30, 2008 (incorporated by reference to Exhibit 10.8 of the Company’s Amendment No. 2 to Form 10, filed November 14, 2008).
(d)(2)	Annex A to the Investment and Contribution Agreement by and among Phoenix Investment Management Company, the Company, Harris Bankcorp, Inc. and The Phoenix Companies, Inc., dated October 30, 2008 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K, filed March 1, 2011).
(d)(3)	Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of November 1, 2008 (incorporated by reference to Exhibit 10.6 of the Company’s Amendment No. 2 to Form 10, filed November 14, 2008).
(d)(4)	Employee Matters Agreement by and between The Phoenix Companies, Inc. and the Company, dated December 18, 2008 (incorporated by reference to Exhibit 10.3 of the Company’s Amendment No. 4 to Form 10, filed December 19, 2008).
(d)(5)	Change in Control Agreement between George R. Aylward and the Company, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.4 of the Company’s Amendment No. 4 to Form 10, filed December 19, 2008).
(d)(6)	Form of Restricted Stock Units Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q, filed May 13, 2009).
(d)(7)	Form of Non-Qualified Stock Option Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q, filed May 13, 2009).
(d)(8)	Virtus Investment Partners, Inc. Amended and Restated Executive Severance Allowance Plan, effective as of February 2, 2009 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed February 4, 2009).
(d)(9)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed November 4, 2009).
(d)(10)	First Amendment to the Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of February 1, 2010 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed May 4, 2010).
(d)(11)	Offer Letter from the Company to Jeffrey T. Cerutti dated May 18, 2010 (incorporated by reference to Exhibit 10.27 of the Company’s Annual Report on Form 10-K, filed March 1, 2011).
(d)(12)	Form of Performance Share Units Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.30 of the Company’s Quarterly Report on Form 10-Q, filed August 5, 2011).
(d)(13)	Conversion and Voting Agreement, dated as of October 27, 2011, between BMO Bankcorp, Inc. (f/k/a Harris Bankcorp, Inc.) and the Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed November 2, 2011).
(d)(14)	Offer Letter from the Company to Mark S. Flynn dated December 9, 2010 (incorporated by reference to Exhibit 10.31 of the Company’s Annual Report on Form 10-K, filed March 1, 2012).
(d)(15)	Amended and Restated Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan, effective as of January 1, 2014 and amended through May 25, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed May 26, 2016).

*	Previously filed.